INVESTMENT AGREEMENT

           This INVESTMENT AGREEMENT is entered into and made effective as of the 15th day of February, 2011 by and between Lin-Han Equity Corporation, a California Corporation ("Lin-Han") and OCTuS, Inc., a Nevada corporation ("OCTI”) together the (“Parties”).

WHEREAS, upon the terms and conditions set forth below, OCTI desires to issue to Lin-Han and Lin-Han desires to acquire shares of OCTI common and preferred stock, such that, following the Closing (defined below), Lin-Han or a designated subsidiary of Lin-Han will be the majority owner of OCTI, and will own a controlling interest in OCTI, hereafter the “Transaction”;

           NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the Parties hereto agree as follows:

1.    SALE AND ISSUANCE OF OCTI SHARES.

1.1 ISSUE AND SALE.  Subject to the terms and conditions herein set forth, Lin-Han hereby agrees to acquire common and preferred shares of OCTI stock (“the OCTI Shares”), and OCTI hereby agrees to issue the OCTI Shares to Lin-Han.  The OCTI Shares are defined as:

A. Common Stock.  On the Closing Date, Lin-Han will acquire 50,000,000 common shares of OCTI stock, in exchange for the Common Stock Investment Consideration set forth in paragraph 1.2A below (the "Common Stock Investment Consideration").

B. Preferred Stock.  On the Closing Date, Lin-Han will acquire all of the authorized shares of a new series designated as Series D Preferred Stock of OCTI (with the rights of the Series D Preferred as set forth on Exhibit “1”), which shall have the right at all times to 51 percent of the vote of all classes of stock of OCTI entitled to vote from time to time hereafter outstanding, for the Preferred Stock Investment Consideration set forth in paragraph 1.2B below (the "Preferred Stock Investment Consideration").

1.2 ISSUANCE CONSIDERATION.  The investment consideration for OCTI Shares on a fully diluted basis shall be:

A. Common Stock Investment Consideration. OCTI will receive Common Stock Investment Consideration of 25,000 shares of the common stock of Healthcare of Today, Inc. (“Healthcare”), a California corporation  (the “Healthcare Shares”). Should Healthcare sell its common stock pursuant to a registration of the Healthcare Shares in an initial registered public offering of shares (the "IPO") at a price to public of less than $18.00 per share, OCTI then shall be issued additional shares to equal the aggregate amount of US $450,000 divided by the actual per share IPO selling price to public of the Healthcare shares sold in the IPO.

B. Preferred Stock Investment Consideration. OCTI will receive Preferred Stock Investment Consideration of 10,000 shares of the common stock of Healthcare. Should Healthcare sell its common stock pursuant to an IPO at less than $18.00 per share, the pre-transaction OCTI shareholders then shall be issued additional shares to equal the aggregate amount of US $180,000 divided by the actual per share IPO selling price to public of the Healthcare shares sold in the IPO.

2. REPRESENTATIONS AND WARRANTIES

2.1           REPRESENTATIONS AND WARRANTIES OF LIN-HAN. Lin-Han represents and warrants as follows:

a)        Corporate Organization In Good Standing. Lin-Han and Healthcare are corporations duly organized, validly existing, and in good standing under the laws of the State of California, and are qualified to do business as a foreign corporation in each jurisdiction, if any, in which their property or business requires such qualification.

b)        Corporate Authority.  Lin-Han and Healthcare have all requisite corporate power and authority to execute, deliver, perform and conclude the transactions contemplated by this Agreement and all other agreements and instruments related to this Agreement.

c)        No Violation.  Consummation of the transactions contemplated herein will not constitute or result in a breach or default under any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation by which Lin-Han or Healthcare is bound.

d)           Investor Status.  Lin-Han is an "accredited investor" as defined in Regulation D of the Securities Act of 1933 (the “1933 Act”). In that regard, Lin-Han represents that

(i)           It is not acquiring the OCTI Shares as a result of, or pursuant to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or meeting.

 (ii)           It is acquiring the OCTI Shares for its own account for investment, and not with a view toward the resale or distribution thereof, except pursuant to sales registered or exempted from registration under the 1933 Act; provided, however, that by making the representations herein, Lin-Han does not agree to hold any of the OCTI Shares for any minimum or other specific term and reserves the right to dispose of the OCTI Shares at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.  Lin-Han is neither an underwriter of, nor a dealer in, the OCTI Shares and is not participating in the distribution or resale of the OCTI Shares.

(iii)           Lin-Han or the Lin-Han's representatives, as the case may be, have such knowledge and experience in financial, tax and business matters so as to enable it to utilize the information made available to it in connection with the transaction and the issuance of the OCTI Shares to evaluate the merits and risks of an investment in the OCTI Shares and to make an informed investment decision with respect thereto.

2.2           REPRESENTATIONS AND WARRANTIES OF OCTI. Except as set forth in a disclosure letter separately delivered by OCTI to Lin-Han (the “Disclosure Letter”), a copy of which is attached as Exhibit “2”, which Disclosure Letter shall qualify the representations and warranties of OCTI made in this Agreement, OCTI represents and warrants as follows:

a)        Corporate Organization In Good Standing. OCTuS, Inc. is a Nevada corporation qualified to do business in Nevada.

b)        Authority.  OCTI has the authority to execute, deliver, perform and conclude the transactions contemplated by this Agreement and all other agreements and instruments related to this Agreement. OCTI has all requisite power and authority to own, operate and lease its properties, to carry on its business as it is now being conducted and to execute, deliver, perform and conclude the transactions contemplated by this Agreement and all other agreements and instruments related to this Agreement.

c)        No Violation.  Assuming that all of the closing conditions set forth in Sections below are satisfied at or before Closing and that all required third party consents and approvals are obtained before Closing, the consummation of the transactions contemplated herein will not constitute or result in a breach or default under any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation by which OCTI is bound.

d)        Issue Status.  Assuming the accuracy of Lin-Han’s representations set forth in this Agreement, the OCTI Shares will be issued by OCTI in a private transaction exempt from registration under the 1933 Act.

e)        Investment.  OCTI or its designee(s) are acquiring the Healthcare Shares solely for its own account as principal, for investment purposes only and not with a view to the resale or distribution thereof, in whole or in part, and no other person or entity has a direct or indirect beneficial interest in the Healthcare Shares.

f)        Undisclosed Liabilities.  There are no debts, claims, liabilities or obligations owed by or claimed against OCTI, except (i) as reflected on the unaudited financial statements of OCTI for the quarter ending December 31, 2010, attached hereto as Schedule ”3” (the “Financial Statements”), (ii) arising since the date of the Financial Statements in the ordinary course of business or in connection with the transactions contemplated by this Agreement, (iii) as disclosed in its OCTI reports and other filings with the Securities and Exchange Commission before the Closing Date (the “SEC Filings”), (iv) as would not be required to be included in the Financial Statements under U.S. Generally Accepted Accounting Principles (GAAP) or (v) as is further disclosed in the Disclosure Letter.  Any undisclosed liabilities of any kind, absolute or contingent, known or unknown, shall be offset against the number of Healthcare Shares issuable to OCTI at Closing.

g)        Ownership. The issue of the OCTI Shares to Lin-Han or its designee is permitted by the operating or other governing documents of OCTI and (and, assuming approval by the OCTI shareholders of any amendments to the articles of incorporation of OCTI that may be necessary to carry out the transactions contemplated by this Agreement) will not cause a default or other breach of any operating or other governing documents of any of such companies.

h)        Reporting Status. OCTI is a fully reporting public company under Section 15(d) of the Securities and Exchange Act of 1934 (the “1934 Act”), and is current on its filing obligations under Section 15. Except as may be reflected in the Disclosure Letter, OCTI has filed all required periodic reports with the Securities & Exchange Commission (the “Commission”) on Forms 10-Q and 10-K through the fiscal year ended December 31, 2009, all quarterly periods through September 30, 2010, and all required Form 8-K reports (excepting the 8-K/A amendment to disclose the required final financial information for the Quantum transaction) , all such reports are true and correct in all material respects and contain no misrepresentation of a material fact or omission of a material fact.  The common shares of OCTI are quoted on the FINRA OTC BB under the symbol “OCTI”.  OCTI has received and is currently responding to an outstanding Commission Staff comment letter, besides which there are no stop orders or other regulatory actions, and no letters, comments, investigations or other actions pending or threatened by the Commission or by the Financial Industry Regulatory Authority (FINRA) against or relating to OCTI and there are no outstanding fees, fines or other amounts due to FINRA, the SEC, PCAOB or any other regulatory agency, in each of the above instances under this paragraph other than as disclosed herein, within the Disclosure Letter or  in the SEC Filings.

i)	Capitalization.

(1) On the date of this Agreement, 100,000,000 shares of $0.001 par value common stock are authorized and 45,729,072 shares of common stock of OCTI are issued and outstanding, all of the shares of common stock issued are duly authorized, validly issued, fully paid and non-assessable and none were issued in violation of any preemptive rights.  There are 2,000,000 shares of $0.001 par value preferred stock authorized, of which 300,000 shares are designated as Series A, 910,000 are designated as Series B, 250,000 are designated as Series C and the remaining 540,000 are not designated.  There are no preferred shares issued and outstanding.  The rights, designations and preferences of the Series A, B and C preferred shares are set forth in Schedule “4” hereto.  Except as set forth in the SEC filings or as set forth on Schedule “5”, no shares of OCTI are reserved for issuance upon the exercise of outstanding options, warrants or other rights to purchase shares; and no shares of OCTI stock are held in the treasury of OCTI.  Except as set forth above, as of the date hereof, no shares or other voting securities of OCTI are issued, reserved for issuance or outstanding and no shares or other voting securities of OCTI shall be issued or become outstanding after the date hereof, save for those Shares to be issued pursuant to this Agreement. Except as set forth in the SEC Filings or on Schedule “6”, there are no bonds, debentures, notes or other indebtedness or securities of OCTI that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of OCTI may vote.  All shares of OCTI subject to issuance as described above shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(2) Except as set forth in the SEC Filings, (a) OCTI has no contract or other obligation to repurchase, redeem or otherwise acquire any shares of OCTI stock, or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, (b) there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued shares or other securities of OCTI other than listed on Schedule “4” or as set forth in the SEC Filings, and (c) to OCTI’s knowledge, none of the outstanding equity securities or other securities of OCTI was issued in violation of the Securities Act of 1933 or any other legal requirement.

j)	Financial Statements.

(i) OCTI has furnished or made available to Lin-Han, or will make available to Lin-Han prior to the Closing Date, true and complete copies of the audited and/or reviewed financial statements of OCTI for the past two fiscal years (the “OCTI Financial Statements”), and OCTI shall furnish or make available to Lin-Han true and complete copies of OCTI's financial statements for all monthly periods ending after its most recent fiscal year up to and including the Closing Date.

                                                 (ii) The OCTI Financial Statements were prepared in accordance with  GAAP or the equivalent applied on a basis consistent throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes, and except that, in the case of unaudited statements for the subsequent quarterly periods referenced above, such unaudited statements fairly present in all material respects the consolidated financial condition and the results of operations of OCTI as at the respective dates thereof and for the periods indicated therein (subject, in the case of unaudited statements, to year-end audit adjustments).

k) Absence of Certain Changes or Events. Except as set forth in the SEC Filings or in the Disclosure Letter, since the end of its most recent fiscal year and to the date of this Agreement, (i) OCTI has, in all material respects, conducted its business in the ordinary course consistent with past practice; (ii) there has not occurred any change, event or condition that is or would reasonably be expected to result in a material adverse effect; and (iii)  OCTI has not taken and will not take any of the actions that OCTI has agreed not to take from the date hereof through the Closing.

l) Legal Proceedings.  Except as set forth in the Disclosure Letter and its SEC Filings, OCTI is not a party to any, and there is no pending or, to the knowledge of OCTI, any undisclosed threatened, legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature against OCTI, or any of its officers or directors which, if decided adversely to OCTI, would, individually or in the aggregate, be material to OCTI.  There is no injunction, order, judgment or decree imposed upon OCTI, or any of its officers or directors, or the assets of OCTI.

m) Taxes and Tax Returns.

(i) Except as disclosed in the Disclosure Letter and its SEC filings, OCTI has filed or caused to be filed all  federal, state, foreign and local tax returns required to be filed with any tax authority; (ii) all such tax returns are true, accurate, and complete in all material respects; (iii) OCTI has paid or caused to be paid all taxes that are due and payable by any of such companies, other than taxes which are being contested in good faith and are adequately reserved against or provided for (in accordance with  GAAP) in the OCTI Financial Statements, and (iv) OCTI does not have any material liability for taxes for any current or prior tax periods in excess of the amount reserved or provided for in the OCTI Financial Statements (but excluding, for this Clause (iv) only, any liability reflected thereon for deferred taxes to reflect timing differences between tax and financial accounting methods).

(ii) No national, state, local or foreign audits, examinations, investigations, or other formal proceedings are pending or, to OCTI’s knowledge, threatened with regard to any taxes or tax returns of OCTI.  No issue has arisen in any examination of the OCTI by any tax authority that if raised with respect to any other period not so examined would result in a material deficiency for any other period not so examined, if upheld.  Any adjustment of income taxes of OCTI made in any examination that is required to be reported to the appropriate national, state, local or foreign tax authorities has been so reported.

(iii) There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon OCTI, nor has OCTI given or been requested in writing to give any currently effective waiver extending the statutory period of limitation applicable to any tax return for any period.

n) Compliance with Applicable Law and Regulatory Matters.

(i) Except as set forth in the SEC filings, OCTI has complied with all applicable laws and regulations, and is not in violation of, and has not received any written notices of violation with respect to, any laws and regulations in connection with the conduct of its business or the ownership or operation of its business, assets and properties, except for such noncompliance and violations as would not, individually or in the aggregate, be material.

(ii) OCTI has all licenses, permits, certificates, franchises and other authorizations (collectively, the “Authorizations”) necessary for the ownership or use of its assets and properties and the conduct of its business, as currently conducted, and have complied with, and are not in violation of, any Authorization, except where such noncompliance or violation would not, individually or in the aggregate, be material.  Except as would not be material to OCTI, all such Authorizations are in full force and effect and there are no proceedings pending or, to the knowledge of OCTI, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

o) Government Orders. There are no governmental orders applicable to OCTI which have had a Material Adverse Effect on OCTI.

p)  Material Contracts.  There are no material contracts of OCTI currently in existence except as listed on Schedule “7”.  Copies of all material contracts will be provided to Lin-Han immediately on execution of this Agreement.

q) Assets.  OCTI owns, leases or has the right to use all the properties and assets necessary or currently used for the conduct of its businesses free and clear of all liens of any kind or character.  All items of equipment and other tangible assets owned by or leased to OCTI and which are material to the operations and business of OCTI are in good condition and repair (ordinary wear and tear excepted).  In the case of leased equipment and other tangible assets, OCTI holds valid leasehold interests in such leased equipment and other tangible assets, free and clear of all liens of any kind or character.  At Closing all assets and liabilities of OCTI shall be disposed of and OCTI shall have no assets or liabilities.

r) Environmental Liability.  OCTI is in compliance with all applicable environmental laws.  To the knowledge of OCTI, there are no liabilities of OCTI of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any environmental law and, to the knowledge of OCTI, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

s) Insurance.  OCTI has no insurance coverage with respect to its business except as listed on Schedule “8”.

t) Intellectual Property. OCTI has no intellectual property except as listed on Schedule “9”.

u) Interests of Officers and Directors.  None of the officers or directors of OCTI has any interest in any property, real or personal, tangible or intangible, including intellectual property, used in or developed by the business of OCTI, or in any supplier, distributor or customer of OCTI, or any other relationship, contract, agreement, arrangement or understanding with OCTI, except for the normal ownership interests of a shareholder and employee rights.

v) Broker’s Fees.  OCTI has not employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

w) Certain Business Practices.  No director, officer, agent or employee of OCTI has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity on behalf of, or purportedly on behalf of, or for the business of OCTI, or (ii) made any unlawful payments to officials or employees of governmental entities or to directors, officers or employees of foreign or domestic business enterprises.

              3.  CONDITIONS PRECEDENT

3.1           CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each party to consummate the Closing shall be subject to the satisfaction prior to or at the Closing (as hereinafter defined) of the following conditions:

a)        No Restraints. No statute, rule, regulation, order, decree, or injunction shall have been enacted, entered, promulgated, or enforced by any court or governmental entity of competent jurisdiction which enjoins or prohibits the consummation of this Agreement and shall be in effect.

b)        Legal Action. There shall not be pending or threatened in writing any action, proceeding, or other application before any court or governmental entity challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain any material damages relating to the consummation of the transactions contemplated by this Agreement.

c)        Receipt of Consents and Approvals.  All consents and approvals, governmental, private or otherwise, or waivers of such consents shall have been received by the parties, and any waiting periods required by law shall have expired, which may be necessary or desirable to permit Lin-Han and OCTI to consummate the transactions contemplated by the Agreement.

d)  Accuracy of Representations and Warranties.  All representations and warranties made in this Agreement shall be accurate as of the Closing Date except in respects that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement..

e)  Termination of Employment and Consulting Agreements.  Simultaneously with all other conditions as provided for herein, specifically Section 3.3 items “f” through “k”, and the simultaneous closing of the AEGY Acquisition Agreement to this Agreement, without which this Agreement will become null and void in its entirety, the Employment Agreements previously entered into by and between OCTI and Christian Soderquist and OCTI and George Ecker on February 24, 2009, including all termination fees, penalties or other continuing payments shall have been terminated and deemed no longer in effect by both OCTI and Messrs. Soderquist and Ecker, and any and all consulting agreements by and between OCTI and any party shall have been terminated, both with no continuing liabilities, penalties or other payments due.

f)  Simultaneous Closing.  The acquisition of Élan Energy Corp. and Sunarias, Inc. pursuant to the Acquisition Agreement of even date between the Company and Alternative Energy Partners, Inc. shall close simultaneously with the Closing of the transactions contemplated in this Agreement.

3.2           CONDITIONS TO OCTI’S OBLIGATIONS. The obligations of OCTI to consummate the Closing shall be subject to the satisfaction prior to or at the Closing of the following conditions unless waived by OCTI:

a)        Representations and Warranties of Lin-Han. The representations and warranties of Lin-Han set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except: (i) as otherwise contemplated by this Agreement; or (ii) in respects that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement. "Material Adverse Effect" for purposes of this Agreement shall mean any change or effect that, individually or when taken together with all other such changes or effects which have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets, financial condition, or results of operation of the entity.

b) Performance of Obligations of Lin-Han. Lin-Han shall have performed all agreements and covenants required to be performed by it under this Agreement prior to and at the Closing, except for breaches that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement.

c) Transfer.  OCTI shall have received confirmation in form satisfactory to OCTI that the transfer of the HOTI Shares to OCTI is permitted by the operating or other governing documents of OCTI and will not cause a default or other breach of any operating or other governing documents or agreements of HOTI or Lin-Han.

3.3           CONDITIONS TO LIN-HAN'S OBLIGATIONS. The obligations of Lin-Han to consummate the Closing shall be subject to the satisfaction prior to or at the Closing of the following conditions unless waived by Lin-Han:

a)        Representatives and Warranties of OCTI. The representations and warranties of OCTI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except: (i) as otherwise contemplated by this Agreement, or (ii) in respects that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement.

            b)        Performance of OCTI. OCTI shall have performed all agreements and covenants required to be performed by them under this Agreement prior to and at the Closing, except for breaches that do not have a Material Adverse Effect on the Parties or on the benefits of the transactions provided for in this Agreement.

c)        Transfer.  Lin-Han shall have received confirmation in form satisfactory to Lin-Han that the transfer of the OCTI Shares to Lin-Han or its designee is permitted by the operating or other governing documents of OCTI and will not cause a default or other breach of any operating or other governing documents or agreements of OCTI.

d)            Review and Extension of Financial Instruments.  OCTI shall have paid or resolved to Lin-Han’s satisfaction or, where appropriate, extended all convertible notes, warrants, and other debts of OCTI at Closing in form and manner satisfactory to Lin-Han such that no remaining convertible notes, warrants, and other debts of OCTI shall have a maturity date, due date or conversion date of less than six (6) months after Closing.

e)        Resolution of Disputed Matters.  All disputed or defaulted matters of or relating to OCTI, now existing or arising before Closing, shall be resolved in manner and form satisfactory to Lin-Han, including the defaulted convertible promissory note referenced in the Current Report of OCTI filed with the SEC on December 27, 2010.

f)        Transfer of All of OCTI’s Operating Businesses.  At Closing, all of OCTI’s present operating businesses, including all licenses and intellectual property and the operations of Quantum Energy Solutions, shall have been transferred to a newly-formed wholly-owned subsidiary corporation (“Newco”) by OCTI, including only the current accounts payable and remaining liabilities assumed or created on the acquisition of the assets of Quantum Energy Solutions, Inc., acquired by OCTI in June of 2010 along with the then existing accounts payable. Present OCTI management (George Ecker and Christian Soderquist) shall be the management of Newco under new employment agreements with Newco for a period of two years from the Closing. Present OCTI Management shall have majority Board Seats and Voting Rights of Newco until a period of Two Years has passed from the Closing or a Spin-off, as defined herein, has occurred.

g) Consummation of Employment and Consulting Agreements.  Simultaneous to the Closing and consummation of Section 3.1(e) of this Agreement, Employment Agreements will be entered into by and between Newco and present OCTI Management, upon terms and conditions acceptable to the Parties.

h) Resolution of SEC Comment Letter.   OCTI shall have responded to and satisfactorily resolved any issues raised by the Commission Staff in its comment letter relating to the Form 10-K filed for the year ended December 31, 2009.

i) Working Capital.  At the Closing Lin-Han shall provide to Newco new working capital of an agreed amount of up to Two Hundred Fifty Thousand Dollars ($250,000) for expansion and operations of Newco from a source or sources arranged by it and on terms acceptable to Newco and Lin-Han. An additional investment with the amount and terms to be agreed upon prior to Closing will be provided to Newco for expansion and development of the current business which shall be funded by Lin-Han from a source or sources arranged by it within 60 days after Closing.  Conversion of any Preferred Shares to be issued at Closing hereunder to Common will be contingent upon the consummation of these financings.

j) Bonus and Spin-off Transaction.  Current OCTI Management shall have the right to hold and maintain majority voting of the Board of Directors of Newco until such time as a Gross Revenue hurdle, to be determined prior to Closing, has been realized. At such time as a spin-off transaction should occur the OCTI Management will be issued additional bonus shares to equal an amount to be agreed upon prior to Closing.

4. CLOSING; DELIVERY OF DOCUMENTS; TERMINATION; EXPIRATION

4.1           REQUIRED CLOSING.  Subject only to satisfaction or waiver of the conditions precedent to each party's obligations to consummate the Closing set forth in Section 3 of this Agreement, each party irrevocably agrees to consummate the transactions contemplated by this Agreement on or before March 15, 2011, or at such time and place as the parties in good faith mutually agree in writing (the "Closing").  All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.  The date of Closing, as may be extended only by written agreement of the parties, is referred to herein as the "Closing Date".

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission required by this Agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission or original signature.

4.2           DELIVERIES BY LIN-HAN. At Closing, Lin-Han will make the following deliveries to OCTI:

a)        Stock certificates evidencing the Healthcare Shares; and

b)        Certified resolutions of the Board of Directors of Lin-Han and Healthcare authorizing the execution and performance of this Agreement and the transactions contemplated herein; and

            c)        Any other Closing Documents as may be reasonably requested by OCTI in order to consummate the transactions contemplated under this Agreement.

4.3           DELIVERIES BY OCTI. At Closing, OCTI will make the following deliveries to Lin-Han:

a)        Certificates for the OCTI Shares in the name of Lin-Han; and

b)        Certified resolutions of the Board of Directors of OCTI authorizing the execution and performance of this Agreement, the issuance of the Lin-Han shares as fully paid, non-assessable and validly issued shares, the transactions contemplated herein, and setting the size of the Board of Directors of OCTI at five (5) members and appointing three designated representatives of Lin-Han as three of the five members of the Board and designating one of those three members as the Chairman and CEO of OCTI ; and,

c)        Satisfactory evidence of the termination of all employment and consulting agreements of OCTI as required herein; and

d)        Satisfactory evidence of the payment or resolution of all debts, liabilities, conversion rights and other similar items as required herein; and

e)        Any other Closing Documents as may be reasonably requested by Lin-Han in order to consummate the transactions contemplated under this Agreement.

4.4	TERMINATION. This Agreement may only be terminated as follows:

a)  Prior to the Closing Date, by mutual written consent of Lin-Han and OCTI or the expiration of the term provided herein for Closing; or by the failure of the AEGY – Octus Acquisition Agreement to close simultaneously with the Closing of the transaction contemplated by this Agreement.

                b)  On the Closing Date, (1) by Lin-Han, only if the conditions to Closing applicable to OCTI contained in Sections 3.1 and 3.3 are not satisfied in all material respects or waived by Lin-Han, or (2) by OCTI, only if the conditions to Closing applicable to Lin-Han contained in Sections 3.1 and 3.2 are not satisfied in all material respects or waived by OCTI; provided, however, that;

(i) the right to terminate this Agreement under this Section 4.4(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall be the cause of the failure of the condition to be satisfied or waived on or before the Closing Date; and

(ii) prior to termination of this Agreement under this Section 4.4(b), the party claiming a failure of condition must provide written notice to the other party reasonably detailing the facts and circumstances causing such failure, and the other party shall have ten (10) business days after receipt of such notice to rectify such facts and circumstances or otherwise cure such failure in all material respects, and the party claiming a failure of condition shall not be entitled to terminate this Agreement under this Section 4.4(b) if such facts and circumstances are so rectified or such failure is so cured.

4.5 EXPIRATION.  This Agreement shall automatically expire if the Closing has not occurred on or before the last date set forth herein for the Closing Date; provided, however, that Section 5 of this Agreement shall survive such expiration and any termination hereunder, and such expiration or termination shall otherwise terminate the rights and obligations of each party to this Agreement.

5.  INDEMNIFICATION AND ARBITRATION

5.1.           INDEMNIFICATION. OCTI, on the one hand, and Lin-Han, on the other hand, (each party, "Indemnifying Party") shall agree to indemnify, and hold harmless the other party ("Indemnified Party") from any and all claims, demands, liabilities, damages, losses, costs and expenses that the other party shall incur or suffer, that arise, result from or relate to any breach of, or failure by Indemnifying Party to perform any of their respective representations, warranties, covenants, or agreements in this Agreement or in any exhibit, addendum, or any other instrument furnished by the Indemnifying Party under this Agreement.

5.2           ARBITRATION & GOVERNING LAW. The parties hereby agree that any and all claims (except only for requests for injunctive, specific performance or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this Agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Nevada.

a)        The parties hereby irrevocably consent to the jurisdiction of the American Arbitration Association and the situs of the arbitration (and any requests for injunctive or other equitable relief) within the State of Nevada. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards.

b)        The law applicable to the arbitration and this Agreement shall be that of the State of Nevada.

c)        The arbitrator may, in its discretion, allow the parties to make reasonable disclosure and discovery in regard to any matters which are the subject of the arbitration and to compel compliance with such disclosure and discovery order.  The arbitrator may order the parties to comply with all or any of the disclosure and discovery provisions of the Federal Rules of Civil Procedure, as they then exist, as may be modified by the arbitrator consistent with the desire to simplify the conduct and minimize the expense of the arbitration.

d)   Regardless of any practices of arbitration to the contrary, the arbitrator will apply the rules of contract and other law of the jurisdiction whose law applies to the arbitration so that the decision of the arbitrator will be, as much as possible, the same as if the dispute had been determined by a court of competent jurisdiction.

e)   Any award or decision by the American Arbitration Association shall be final, binding and non-appealable except as to errors of law or the failure of the arbitrator to adhere to the arbitration provisions contained in this Agreement.  Each party shall pay one-half of the fees and costs of the AAA and the arbitrator.  The arbitrator shall be instructed to require that the non-prevailing party pay the costs and expenses (including reasonable attorneys' fees) of the prevailing party.

f)   In any adverse action, the parties shall restrict themselves to claims for compensatory damages and\or securities issued or to be issued and no claims shall be made by any party or affiliate for lost profits, punitive or multiple damages.

g)  The parties covenant that under no conditions will any party or any affiliate file any action against the other (except only requests for injunctive, specific performance or other equitable relief) in any forum other than before the American Arbitration Association, and the parties agree that any such action, if filed, shall be dismissed upon application and shall be referred for arbitration hereunder with costs and attorney's fees to the prevailing party.

h)  It is the intention of the parties and their affiliates that all disputes of any nature between them, whenever arising, whether in regard to this Agreement or any other matter, from whatever cause, based on whatever law, rule or regulation, whether statutory or common law, and however characterized, be decided by arbitration as provided herein and that no party or affiliate be required to litigate in any other forum any disputes or other matters except for requests for injunctive, specific performance or equitable relief. This Agreement shall be interpreted in conformance with this stated intent of the parties and their affiliates.

6.  GENERAL PROVISIONS.

6.1           FURTHER ASSURANCES.  From time to time, each party will execute such additional instruments and take such actions as may be reasonably required to carry out the intent and purposes of this Agreement.

6.2           WAIVER.  Any failure on the part of either party hereto to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

6.3           BROKERS.  Each party agrees to indemnify and hold harmless the other party against any fee, loss, or expense arising out of claims by brokers or finders employed or alleged to have been employed by the indemnifying party.

6.4           ENTIRE AGREEMENT.  This Agreement and all Schedules hereto contain the entire understanding and agreement of the Parties with respect to matters addressed herein, and supersede any prior understandings and agreements among them respecting the subject matter of this Agreement.  No modification of this Agreement shall be valid unless it is in writing and signed by each of the Parties.

6.5           NOTICES.  All notices and other communications hereunder shall be in writing and shall be given by personal delivery, overnight delivery, mailed by registered or certified mail, postage prepaid, with return receipt requested, as follows:

If to OCTI, Inc. to:

OCTuS, Inc.
2020 Research Drive, Ste. 110
Davis, CA 95618
Attention: Christian Soderquist
Telephone: (530) 564-0200

If to Lin-Han, to:

Lin-Han Equity Corporation
P.O. Box 6162
Burbank, CA 91510
Attention Henry Jan, CEO
Telephone: 310-696-9205

With a copy to:

Healthcare of Today, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953
Attention, Robert Hipple, Corporate Counsel
Telephone:                      321-452-9091
Facsimile:                         321-452-9093

The persons and addresses set forth above may be changed from time to time by a notice sent as aforesaid. If notice is given by personal delivery or overnight delivery in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of such delivery provided a receipt is obtained from the recipient. If notice is given by mail, such notice shall be deemed given upon receipt and delivery or refusal.

6.6           ASSIGNMENT.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment by either party of its rights under this Agreement without the written consent of the other party shall be void.

6.7           COUNTERPARTS.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Signatures sent by facsimile transmission shall be deemed to be evidence of the original execution thereof.

6.8           REVIEW OF AGREEMENT.  Each party acknowledges that it has had time to review this Agreement and, as desired, consult with counsel.  In the interpretation of this Agreement, no adverse presumption shall be made against any party on the basis that it has prepared, or participated in the preparation of, this Agreement.

6.9           SCHEDULES.  All schedules attached hereto, if any, shall be acknowledged by each party by signature or initials thereon.

6.10           SEVERABILITY.  If one or more of the provisions contained in this Agreement shall for any reason be held to be unenforceable or excessively broad as to time, duration, scope, activity or subject, such provision will be construed, by limiting or reducing it, so as to be enforceable to the extent compatible with the then-applicable law.  In the event of any question as to the interpretation of any provision herein, such question shall not be resolved by resort to any rule or maxim which resolves it against the drafting party.  In the event any one or more provisions contained in this Agreement are held by a court or other tribunal to be invalid or unenforceable, the remaining provisions shall continue in full force and effect without being impaired or invalidated in any way.

6.11           BINDING EFFECT.  This Agreement shall be binding upon and inure to the benefit of the Parties, and their respective successors and assigns, subject to the assignment provisions set forth above.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

Lin-Han: LIN-HAN EQUITY CORPORATION

      BY: ___/s/ Henry Jan
              NAME: HENRY JAN
              ITS: CEO

OCTuS, INC.

      BY:____/s/ Christian Soderquist_____
              NAME: CHRISTIAN SODERQUIST
              ITS: PRESIDENT & CEO

SCHEDULE 1

STATEMENT OF RIGHTS AND PREFERENCES
FOR SERIES D PREFERRED

SCHEDULE 2

DISCLOSURE LETTER

SCHEDULE 3

FINANCIAL STATEMENTS OF OCTI
FOR PERIOD ENDED
DECEMBER 31, 2010

These financial statements were previously delivered to Lin-Han prior to the execution of this Agreement and therefore are not attached as an Exhibit to the Agreement

SCHEDULE 4

STATEMENTS OF RIGHTS AND PREFERENCES OF
SERIES A, B AND C PREFERRED STOCK OF OCTI

                                                 SCHEDULE 5

OPTIONS, WARRANTS AND CONVERTIBLE INSTRUMENTS OF OCTI

SCHEDULE 6

BONDS, NOTES AND CONVERTIBLE DEBTS OF OCTI

SCHEDULE 7

MATERIAL CONTRACTS OF OCTI

SCHEDULE 8

INSURANCE OF OCTI

SCHEDULE 9

INTELLECTUAL PROPERTY OF OCTI